# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cardinal Infrastructure Group Inc., CIK 0002079999
CUSIP: 14154A102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 100 E. SIX FORKS ROAD, #300, RALEIGH, North Carolina (NC), 27609
Date of event which requires filing of this statement: 12/10/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001844640

## Reporting persons
- Ophir Asset Management Pty Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: Australia (C3); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (5.3% of the class)
  Comment: The reporting persons ownership consists of 700,000 shares of Class A Common Stock. The beneficial ownership percentage calculation is based upon 13,218,750 shares of Class A Common Stock outstanding as reported by the Issuer on Form 8-K filed with the SEC on
  December 12 2025.
  
  Ophir Asset Management Pty Ltd, as the General Partner of Ophir Global Opportunities Fund, Ophir Global High Conviction Fund, may be deemed the beneficial owner of the shares held by Ophir Global High Conviction Fund.
- Ophir Global High Conviction Fund: type of reporting person: other (OO); citizenship or place of organization: Australia (C3); sole voting power 700,000; shared voting power 0; sole dispositive power 700,000; shared dispositive power 0; aggregate amount beneficially owned 700,000 (5.3% of the class)
  Comment: The reporting persons ownership consists of 700,000 shares of Class A Common Stock. The beneficial ownership percentage calculation is based upon 13,218,750 shares of Class A Common Stock outstanding as reported by the Issuer on Form 8-K filed with the SEC on
  December 12 2025.

## Item 1. Issuer
Name of issuer: Cardinal Infrastructure Group Inc.
Address of issuer's principal executive offices: 100 E. SIX FORKS ROAD, #300, RALEIGH, NORTH CAROLINA, 27609.

## Item 2. Person Filing
Name of person filing: Ophir Global High Conviction Fund
Address of principal business office or, if none, residence: Level 27, Governor Philip Tower, One Farrer Place, Sydney, NSW 2000
Citizenship: Australian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Ophir Global High Conviction Fund - 700,000 Class A Common Stock Shares
Percent of class: Ophir Global High Conviction Fund - 5.30%
Sole power to vote or to direct the vote: Ophir Global High Conviction Fund - 700,000 Class A Common Stock Shares
Shared power to vote or to direct the vote: Ophir Global High Conviction Fund - 0
Sole power to dispose or to direct the disposition: Ophir Global High Conviction Fund - 700,000 Class A Common Stock Shares
Shared power to dispose or to direct the disposition: Ophir Global High Conviction Fund - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ophir Asset Management Pty Ltd: Sandra Donnarumma, Chief Compliance Officer (12/23/2025)
- Ophir Global High Conviction Fund: Sandra Donnarumma, Chief Compliance Officer (12/23/2025)